Exhibit 21.1

TransFirst Holdings Corp.

Subsidiaries

Name	State or Other Jurisdiction of Incorporation	% Ownership
TransFirst Holdings Corp.	Delaware	N/A
Tyche Finance, LLC	Delaware	100%
Tyche Holdings, LLC	Delaware	100%
TransFirst Inc.	Delaware	100%
TransFirst Parent Corp.	Delaware	100%
TransFirst Group, Inc.	Delaware	100%
TransFirst, LLC	Delaware	100%
TransFirst Third Party Sales, LLC	Delaware	100%
TransFirst Association Sales, LLC	Tennessee	100%
TransFirst Corporate Sales, LLC	Delaware	100%
TransFirst Health and Government Services, LLC	Delaware	100%
ME Acquisition, LLC	Delaware	100%
CN Acquisition, LLC	Delaware	100%
TransFirst ePayment, LLC	Nevada	100%
TransFirst ePayment Services, LLC	Delaware	100%
Payment Resources International, LLC	Delaware	100%

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